Exhibit 107

Calculation of Filing Fee Table

Schedule TO-T

(Rule 14d-100)

ICOSAVAX, INC.

(Name of Subject Company (Issuer))

ISOCHRONE MERGER SUB INC.

ASTRAZENECA FINANCE AND HOLDINGS INC.

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Table 1 - Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to be Paid	$886,910,583.41	0.00014760	$130,909.00
Fees Previously Paid	$—		$—
Total Transaction Valuation	$886,910,583.41
Total Fees Due for Filing			$130,909.00
Total Fees Previously Paid			$—
Total Fee Offsets			$—
Net Fee Due			$130,909.00

*Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of: (i) 50,599,032 issued and outstanding shares of common stock, par value $0.0001 per share, of Icosavax, Inc. (the “Company”), multiplied by $15.56, which is the average of the high and low prices reported by the Nasdaq Global Market on December 19, 2023; (ii) (a) 8,851,559 shares of Company common stock subject to outstanding Company stock options with a per-share exercise price less than $15.56, multiplied by (b) the excess of $15.56 over $6.93 (the weighted average exercise price of such Company stock options); (iii) 518,673 shares of Company common stock subject to outstanding Company restricted stock unit awards, multiplied by $15.56; (iv) 24,000 shares of Company common stock subject to outstanding Company performance stock unit awards, multiplied by $15.56; and (v) 948,374 shares of Company common stock reserved and purchasable by employees pursuant to the Company’s 2021 Employee Stock Purchase Plan, multiplied by $15.56.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2024, effective October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.00014760.